

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2022

Andrew Nussbaum
Member
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

> **Re: Pzena Investment Management, Inc.**
> **Schedule 13E-3 filed August 22, 2022**
> **Filed by PIM, LLC et al.**
> **SEC File No. 5-83243**
> **PREM14A filed August 22, 2002**
> **SEC File No. 1-33761**

Dear Mr. Nussbaum:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the proxy statement filed on August 22, 2002.

Schedule 13E-3 filed August 22, 2022

General

1. Please advise supplementally why you have not included Mr. Richard Pzena as a filer on the Schedule 13E-3. We note that he is Chairman, CEO, founder and the largest shareholder of Pzena Investment Management, LLC and also a control person of PIM, LLC. Alternatively, revise the Schedule 13E-3 to add him as a filer and to include all of the information required by the Schedule in the proxy statement.

2. We note the disclosure in the proxy statement that PIM, LLC engaged JPMorgan as a financial advisor on this transaction. We further note the disclosure regarding JPMorgan's

role in the negotiations relating to the merger. However, we are not able to locate the disclosure required by Item 1015 of Regulation MA and Item 9 of Schedule 13E-3 as to JPMorgan and any reports, whether oral or written, it presented to a filing person. In addition, no written materials from JPMorgan have been filed as exhibits to the Schedule 13E-3. Please advise. Among other matters, your response should make clear whether JPMorgan provided written materials to a filing person or its representatives. If so, but you do not believe those materials must be filed or described in the proxy statement, it should outline your views on why those materials are not materially related to the going private transaction.

3.   The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a going private transaction. Therefore, please delete or revise the reference to the Act's safe harbor provisions found on page 77 of the proxy statement.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions